                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      --------------------------
                                                             OMB APPROVAL

                                                      OMB Number: 3235-0145
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                                                      --------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           VITALSTREAM HOLDINGS, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    817253107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          DOLPHIN EQUITY PARTNERS, L.P.
                        750 LEXINGTON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022
                        ATTENTION: MR. RICHARD J. BREKKA
                               TEL: (212) 446-1600

                                 WITH A COPY TO:

                                KIRKLAND & ELLIS
                                CITIGROUP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                         ATTENTION: MR. JOHN KUEHN, ESQ.
                               TEL: (212) 446-4821

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 2 of 19
-------------------                                                 ------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Dolphin Communications Fund II, L.P.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

                      WC
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

           NUMBER OF                7      SOLE VOTING POWER

            SHARES                         8,314,301 shares of common stock
                                           (including 4,952,287 shares of common
         BENEFICIALLY                      stock issuable upon conversion of
                                           convertible notes and 1,169,742
           OWNED BY                        shares of common stock issuable upon
                                           exercise of warrants)
             EACH                          -------------------------------------

           REPORTING                8      SHARED VOTING POWER

            PERSON                         3,848,760 shares of common stock
                                           -------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           8,314,301 shares of common stock
                                           (including 4,952,287 shares of common
                                           stock issuable upon conversion of
                                           convertible notes and 1,169,742
                                           shares of common stock issuable upon
                                           exercise of warrants)
                                           -------------------------------------

                                   10      SHARED DISPOSITIVE POWER

                                           3,848,760 shares of common stock
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,163,061 shares of common stock
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.18% (calculated based upon the number of shares of common stock outstanding as of September 30, 2003 and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 1 to Schedule 13D)
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.




                               Page 2 of 19 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 3 of 19
-------------------                                                 ------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Dolphin Communications Parallel Fund II (Netherlands), L.P.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------

           NUMBER OF                7      SOLE VOTING POWER

            SHARES                         931,025 shares of common stock
                                           (including 556,374 shares of common
         BENEFICIALLY                      stock issuable upon conversion of
                                           convertible notes and 130,958 shares
           OWNED BY                        of common stock issuable upon
                                           exercise of warrants)
             EACH                          -------------------------------------

           REPORTING                8      SHARED VOTING POWER

            PERSON                         3,848,760 shares of common stock
                                           -------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           931,025 shares of common stock
                                           (including 556,374 shares of common
                                           stock issuable upon conversion of
                                           convertible notes and 130,958 shares
                                           of common stock issuable upon
                                           exercise of warrants)
                                           -------------------------------------

                                   10      SHARED DISPOSITIVE POWER

                                           3,848,760 shares of common stock
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,779,785 shares of common stock
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.86% (calculated based upon the number of shares of common stock outstanding as of September 30, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 1 to Schedule 13D)
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS.




                               Page 3 of 19 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 4 of 19
-------------------                                                 ------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Dolphin Communications II, L.P.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------

           NUMBER OF                7      SOLE VOTING POWER

            SHARES                         9,245,327 shares of common stock
                                           (including 5,508,662 shares of common
         BENEFICIALLY                      stock issuable upon conversion of
                                           convertible notes and 1,300,700
           OWNED BY                        shares of common stock issuable upon
                                           exercise of warrants)
             EACH                          -------------------------------------

           REPORTING                8      SHARED VOTING POWER

            PERSON                         3,848,760 shares of common stock
                                           -------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           9,245,327 shares of common stock
                                           (including 5,508,662 shares of common
                                           stock issuable upon conversion of
                                           convertible notes and 1,300,700
                                           shares of common stock issuable upon
                                           exercise of warrants)
                                           -------------------------------------

                                   10      SHARED DISPOSITIVE POWER

                                           3,848,760 shares of common stock
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,094,087 shares of common stock (including 5,508,662 shares of common stock issuable upon conversion of convertible notes and 1,300,700 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.48% (calculated based upon the number of shares of common stock outstanding as of September 30, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 1 to Schedule 13D)
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.




                               Page 4 of 19 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 5 of 19
-------------------                                                 ------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Dolphin Communications, L.L.C.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------

           NUMBER OF                7      SOLE VOTING POWER

            SHARES                         9,245,327 shares of common stock
                                           (including 5,508,662 shares of common
         BENEFICIALLY                      stock issuable upon conversion of
                                           convertible notes and 1,300,700
           OWNED BY                        shares of common stock issuable upon
                                           exercise of warrants)
             EACH                          -------------------------------------

           REPORTING                8      SHARED VOTING POWER

            PERSON                         3,848,760 shares of common stock
                                           -------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           9,245,327 shares of common stock
                                           (including 5,508,662 shares of common
                                           stock issuable upon conversion of
                                           convertible notes and 1,300,700
                                           shares of common stock issuable upon
                                           exercise of warrants)
                                           -------------------------------------

                                   10      SHARED DISPOSITIVE POWER

                                           3,848,760 shares of common stock
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,094,087 shares of common stock (including 5,508,662 shares of common stock issuable upon conversion of convertible notes and 1,300,700 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.48% (calculated based upon the number of shares of common stock outstanding as of September 30, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 1 to Schedule 13D)
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.


                               Page 5 of 19 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 6 of 19
-------------------                                                 ------------

                      [Repeat following page as necessary]

--------------------------------------------------------------------------------

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Richard Brekka
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------

           NUMBER OF                7      SOLE VOTING POWER

            SHARES                         13,094,087 shares of common stock
                                           (including 5,508,662 shares of common
         BENEFICIALLY                      stock issuable upon conversion of
                                           convertible notes and 1,300,700
           OWNED BY                        shares of common stock issuable upon
                                           exercise of warrants)
             EACH                          -------------------------------------

           REPORTING                8      SHARED VOTING POWER

            PERSON                         -0-
                                           -------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           13,094,087 shares of common stock
                                           (including 5,508,662 shares of common
                                           stock issuable upon conversion of
                                           convertible notes and 1,300,700
                                           shares of common stock issuable upon
                                           exercise of warrants)
                                           -------------------------------------

                                   10      SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,094,087 shares of common stock (including 5,508,662 shares of common stock issuable upon conversion of convertible notes and 1,300,700 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.48% (calculated based upon the number of shares of common stock outstanding as of September 30, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 1 to Schedule 13D)
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.


                               Page 6 of 19 Pages

         This Amendment Number 1 to Schedule 13D is filed by Dolphin Communications Fund II, L.P., a Delaware limited partnership ("Dolphin Fund II"), Dolphin Communications Parallel Fund II (Netherlands), L.P. ("Dolphin Parallel II"), Dolphin Communications II, L.P., a Delaware limited partnership ("Dolphin Communications II"), Dolphin Communications, L.L.C., a Delaware limited liability company ("Dolphin LLC") and Richard Brekka, an individual ("Brekka"), and amends the Schedule 13D dated January 29, 2003 (the "Initial
Schedule 13D"), filed by Brekka, Dolphin Fund II, Dolphin Parallel II, Dolphin Communications II, Dolphin LLC, Epoch Hosting, Inc., a Delaware corporation, Epoch Networks, Inc., a California corporation, Epoch Holdings, Inc., a Delaware corporation, Dolphin Communications Fund, L.P., a Delaware limited partnership, Dolphin Communications Parallel Fund, L.P., a Delaware limited partnership, Dolphin Communications, L.P., a Delaware limited partnership, Dolphin Communications I, L.L.C., a Delaware limited liability company (together, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Initial Schedule 13D. This Amendment No. 1 to Schedule 13D hereby amends and supplements the Initial
Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         On November 1, 2002, Dolphin Fund II, Dolphin Parallel II and the Issuer entered into a Securities Exchange and Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit 99.1, and any description herein is qualified in its entirety by reference thereto. The following transactions were consummated under the Purchase Agreement.

                  (a) Dolphin Fund II and Dolphin Parallel II exchanged outstanding convertible promissory notes of VitalStream Holdings, Inc. (the "Issuer") in the aggregate principal amount of $1,100,000 for amended and restated notes of the Issuer in aggregate principal amount of $1,100,000 (the "New Notes"). The New Notes were convertible, as of September 30, 2003, into 5,508,662 shares of Common Stock. The number of shares of Common Stock into which the New Notes are convertible is subject to adjustment in the event of certain issuances by the Issuer.

                  (b) Dolphin Fund II and Dolphin Parallel II exchanged warrants to purchase shares of Common Stock of the Issuer for $0.34 per share for amended and restated warrants (the "Amended and Restated Warrants") to purchase Common Stock with an exercise price of $0.30 per share and certain other modifications. The Amended and Restated Warrants were exercisable, as of September 30 2003, for 842,825 shares of Common Stock, subject to adjustment as set forth in the Amended and Restated Warrants, a form of which is attached hereto as Exhibit
99.2 and any description herein is qualified in its entirety by reference thereto.

                  (c) Dolphin Fund II and Dolphin Parallel II purchased 550 shares of Series A Preferred Stock (the "Preferred Stock"), which shares of Preferred Stock were convertible, as of September 30, 2003, into 2,340,425 shares of Common Stock and warrants, a form of which is attached hereto as
Exhibit 99.3, and any description herein is qualified in its entirety by reference thereto, (the "Additional Warrants" and, together with the Amended and Restated Warrants, the "Warrants") to purchase 457,875 shares of Common Stock. The Preferred Stock and Additional Warrants were issued in consideration for an aggregate payment by Dolphin Fund II and Dolphin

                               Page 7 of 19 Pages

Parallel Fund II of $550,000. The source of funds for such purchase was the working capital, or funds available for investment, of Dolphin Fund II and Dolphin Parallel Fund II. The Certificate of Designations providing for the rights and qualifications of the Preferred Stock is attached here to as Exhibit 99.4.

         The Warrants are exercisable immediately, for a period of three years ending on September 30, 2006, at an exercise price of $0.30 per share of Common Stock, subject to adjustment.

         At any time and from time to time prior to the payment of the New Notes in full, Dolphin Fund II or Dolphin Parallel II may convert all or any portion of the outstanding principal amount of any Note (plus, at the option of the Issuer, any accrued and unpaid interest on the principal amount converted) into a number of shares of the Issuer's Common Stock or, at the option of Dolphin Fund II or Dolphin Parallel II shares of the Issuer's Series B Preferred Stock (such Series B Preferred, together with the Common Stock, the "Conversion Stock"). The number of shares of Conversion Stock into which the Convertible
Note is subject to adjustment for the issuance of shares of Common Stock upon the occurrence of certain events. The New Notes are attached hereto as Exhibit 99.5, and any description herein is qualified in its entirety by reference thereto.

ITEM 4. PURPOSE OF THE TRANSACTION.

         (d) The Reporting Persons have acquired securities of the Issuer for investment purposes.

         (e) In connection with the transactions contemplated by the Purchase Agreement, Dolphin Fund II, Dolphin Parallel II, the Issuer and certain other parties thereto entered into an Amended and Restated Investors Rights Agreement, dated September 30, 2003 (the "Investors Rights Agreement"), pursuant to which, subject to certain conditions, Dolphin Fund II and Dolphin Parallel II were granted the right to designate one individual to the Board of Directors of the Issuer. The Investors Rights Agreement is attached hereto as Exhibit 99.6, and any description herein is qualified in its entirety by reference thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         See the cover pages hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to those agreements discussed in Item 4 above, the Issuer entered into a registration agreement dated as of September 30, 2003, with Dolphin Fund II and Dolphin Parallel II and the other parties thereto (the "Registration Agreement"), pursuant to which the Issuer has agreed to register shares of Common Stock of the Issuer held by, and at the request of, Dolphin Fund II and Dolphin Parallel II. The Registration Agreement is attached hereto as Exhibit 99.7, and any description herein is qualified in its entirety by reference thereto.


                               Page 8 of 19 Pages

         The Issuer, its subsidiaries, Dolphin Fund II and Dolphin Parallel II have also entered into an Amended and Restated Security Agreement, attached hereto as Exhibit 99.8, pursuant to which the obligations of the Issuer and its subsidiaries under the New Notes and the documented executed in connection therewith are secured by the some of the assets of the Issuer and its subsidiaries. The Issuer's subsidiaries have also guaranteed, pursuant to the Amended and Restated Guaranty a form of which is attached hereto as Exhibit
99.9 and any description herein is qualified in its entirety by reference thereto, the Issuer's obligations under the New Notes and the documents executed in connection therewith

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     --    Form of Purchase Agreement

Exhibit 99.2     --    Form of Amended and Restated Warrants

Exhibit 99.3     --    Form of Additional Warrants

Exhibit 99.4     --    Form of Certificate of Designations

Exhibit 99.5     --    Form of New Notes

Exhibit 99.6     --    Form of Investors Rights Agreement

Exhibit 99.7     --    Form of Registration Agreement

Exhibit 99.8     --    Form of Amended and Restated Security Agreement

Exhibit 99.9     --    Form of Amended and Restated Guaranty




                               Page 9 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2003


                                   DOLPHIN COMMUNICATIONS FUND II, L.P.

                                   By:      Dolphin Communications II, L.P.,
                                            Its General Partner

                                   By:      Dolphin Communications, L.L.C.,
                                            Its General Partner

                                            By:  /s/ Richard Brekka
                                                 -------------------------------
                                                 Name:  Richard J. Brekka
                                                 Title:  President


                                   DOLPHIN COMMUNICATIONS PARALLEL FUND II
                                   (NETHERLANDS), L.P.

                                   By:      Dolphin Communications II, L.P.,
                                            Its General Partner

                                   By:      Dolphin Communications, L.L.C.,
                                            Its General Partner

                                            By:  /s/ Richard Brekka
                                                 -------------------------------
                                                 Name:  Richard J. Brekka
                                                 Title:  President

                                   DOLPHIN COMMUNICATIONS II, L.P.

                                   By:      Dolphin Communications, L.L.C.,
                                            Its General Partner

                                            By:  /s/ Richard Brekka
                                                 -------------------------------
                                                 Name:  Richard J. Brekka
                                                 Title:  President


                              Page 10 of 19 Pages

                                   DOLPHIN COMMUNICATIONS, L.L.C.



                                            By:  /s/ Richard Brekka
                                                 -------------------------------
                                                 Name:  Richard J. Brekka
                                                 Title:  Managing Member



                                   RICHARD BREKKA

                                                 /s/ Richard Brekka
                                                 -------------------------------




                              Page 11 of 19 Pages